SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer's ID (CNPJ): 76.483.817/0001 -20
PUBLICLY HELD COMPANY
CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SEVENTY-SIXTH
EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio, nº 800, Curitiba - PR. 2. DATA AND TIME: July 23, 2009 – 02:30 pm. 3. CALL NOTICE: The call notice published in the newspapers “Diário Oficial do Estado do Paraná”, “Diário de São Paulo” and “O Estado do Paraná”. 4. QUORUM: 92,35% (ninety-two point three five percent) of the voting capital as per the signatures on page 45 (verso) of Shareholder Attendance Register no. 3. 5. PRESIDING BOARD: CARLOS FREDERICO MARÉS DE SOUZA FILHO - Chairman; RUBENS GHILARDI - Executive Secretary of the Board of Directors and CEO of Copel; MARLOS GAIO - Secretary. 6. MATTERS DISCUSSED AND RESOLUTIONS TAKEN: ITEM 1 – The approval, by a majority vote, of a) the full application of the tariff increase IRT-2009 for all consumer segments; and b) the granting of a percentage discount equivalent to the average effect of the increase authorized by Aneel for their respective consumer segment to those final captive consumers of Copel Distribuição S.A., with no outstanding debt and which had paid their previous month’s bill on time, along the same lines as in 2003 and 2005. ITEM 2 – The approval, by a majority vote, of the implantation of the Nocturnal Pig Breeding Program under identical criteria to the Nocturnal Irrigation Program (PIN). 7. SIGNATURES: (a) CARLOS FREDERICO MARÉS DE SOUZA FILHO, Representative of the State of Paraná and Chairman of the Extraordinary Shareholders’ Meeting; RUBENS GHILARDI, Executive Secretary of the Board of Directors (CAD) and CEO of Copel; OSMAR ALFREDO KOHLER – Chairman of the Fiscal Council; IGOR PINHEIRO MOREIRA – BNDES Participações S.A. – BNDESPAR; DANIEL ALVES FERREIRA - THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; THE MONETARY AUTHORITY OF SINGAPORE; FRANKLIN TEMPLETON INVESTMENT FUNDS; TEMPLETON GLOBAL INVESTMENT TRUST - TEMPLETON BRIC FUND; PENSION FUND OF THE CHRISTIAN CHURCH e STATE STREET EMERGING MARKETS; LUCILA PRAZERES DA SILVA - CSHG VERDE MASTER FIM; CSHG VERDE EQUITY MASTER FIA; GREEN HG FUND LLC; CSHG CARTEIRA ADMINISTRADA REAL FIM; CSHG DIVIDENDOS FIA; CSHG STRATEGY LS MASTER FIM; STRATEGY HG FUND LLC; CSHG STRATEGY II MASTER FIA; MARCELO CERIZE - SKOPOS MASTER FIA, SKOPOS FUND LLC; SKOPOS BRK FUND LLC; SKOPOS GREY CITY FUND LLC; SKOPOS QUETZAL FIA; CSHG QUETZAL FIA; HEDGING-GRIFFO SKOPOS FUND LLC; FANY ANDRADE GALKOWICZ – THE BANK OF NEW YORK ADR DEPARTMENT; MARLOS GAIO – Secretary. ----------------------------------------------------------------

The full text of the Minutes of the 176th Extraordinary Shareholders’ Meeting was recorded on pages 16 to 21 of Book no. 10 of Companhia Paranaense de Energia – Copel, and registered at the Commercial Registry of the State of Paraná under no. 08/167840-1 on July 16, 2008.

MARLOS GAIO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.